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List of Subsidiaries of Rofin-Sinar Technologies Inc.

Rofin Sinar Inc.
Rofin Sinar Laser GmbH
Rofin-Sinar France S.A.
Rofin-Sinar Italiana S.r.l.
Rofin-Marubeni Laser Corporation